UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

COLEMAN CABLE, INC.

(Name of Subject Company (Issuer))

CUBS ACQUISITION CORPORATION

SOUTHWIRE COMPANY

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

(CUSIP Number of Class of Securities)

Floyd W. Smith

Southwire Company

One Southwire Drive

Carrollton, GA 30119

(770) 832-4242

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Thomas W. Christopher

Michael P. Brueck

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$485,430,588.40	$62,523.46

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 18,366,688 shares of common stock, par value $0.001 per share, at an offer price of $26.25 per share. The transaction value also includes (i) 433,967 shares issuable pursuant to outstanding options with an exercise price less than $26.25 per share, which is calculated by (x) multiplying the number of shares underlying such options at each exercise price therefor by an amount equal to $26.25 minus such exercise price and (y) dividing such product by the offer price of $26.25 per share, and (ii) 116,137 shares of restricted common stock multiplied by the offer price of $26.25 per share. The calculation of the filing fee is based on information provided by Coleman Cable, Inc. as of December 19, 2013.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $62,523.46	Filing Party: Cubs Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: January 6, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (together with this Amendment and any other amendments and supplements thereto, the “Schedule TO”) is being filed by (i) Southwire Company, a Delaware corporation (“Parent”), and (ii) Cubs Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Coleman Cable, Inc., a Delaware corporation (the “Company”), at a price of $26.25 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 6, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Item 11. Additional Information.

Item 11 of the Schedule TO and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by inserting the following paragraphs as new paragraphs after the first paragraph under the heading “Litigation”:

“On January 7, 2014, a putative class action lawsuit was filed in the Court of Chancery of the State of Delaware, docketed as Strougo v. Coleman Cable, Inc., et al., Case No. 9229. The complaint names the Company, each of the members of the Board, and Parent and Purchaser as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent. The complaint also alleges that the Company, Parent and Purchaser aided and abetted the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction, rescission (in the event the transaction is consummated) or awarding rescissory damages, and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.

On January 8, 2014, a putative class action lawsuit was filed in the Lake County Circuit Court of Illinois, docketed as Basso v. Coleman Cable, Inc., et al. The complaint names the Company, each of the members of the Board, and Parent and Purchaser as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent and disseminating deficient disclosure in connection with the tender offer. The complaint also alleges that the Company, Parent and Purchaser aided and abetted the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction, rescission (in the event the transaction is consummated) or awarding rescissory damages, and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.

On January 8, 2014, a putative class action lawsuit was filed in the Lake County Circuit Court of Illinois, docketed as Louisiana Municipal Police Employees’ Retirement System v. Coleman Cable, Inc., et al. The complaint names the Company, each of the members of the Board, and Parent and Purchaser as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to maximize stockholder value in connection with the acquisition of the Company by Parent. The complaint also alleges that the Company, Parent and Purchaser aided and abetted the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction, rescission (in the event the transaction is consummated) or awarding rescissory damages, and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUBS ACQUISITION CORPORATION

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Secretary
Date:	January 10, 2014

SOUTHWIRE COMPANY

By	/s/ Floyd W. Smith
Name:	Floyd W. Smith
Title:	Executive Vice President, General Counsel and Corporate Secretary
Date:	January 10, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 6, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The New York Times on January 6, 2014.*

(a)(5)(A)	Joint Press Release issued by Parent and the Company on December 20, 2013 (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(a)(5)(B)	Joint Press Release issued by Parent and the Company on January 6, 2014.*

(b)(1)	Debt Commitment Letter from Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of Montreal, Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Macquarie Capital (USA) Inc. and MIHI LLC to Parent, dated December 20, 2013.*

(d)(1)	Agreement and Plan of Merger, dated as of December 20, 2013, by and among the Company, Purchaser and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(2)	Confidentiality Agreement, dated as of October 1, 2013, by and between Parent and the Company.*

(d)(3)	Exclusivity Agreement, dated as of November 15, 2013, by and between Parent and the Company.*

(d)(4)	Tender and Support Agreement by and among Parent, Purchaser and the DB 2006 Trust, dated December 20, 2013 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(5)	Tender and Support Agreement by and among Parent, Purchaser, Nachum Stein, Feige Stein, The N&F Trust 766 and Hertz Hasenfeld, dated December 20, 2013 (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on December 20, 2013).*

(d)(6)	Amendment No. 1 to Tender and Support Agreement, dated December 30, 2013, by and among Parent, Purchaser, Nachum Stein, Feige Stein, Hertz Hasenfeld, Ephraim Hasenfeld and The N&F Trust 766.*

(d)(7)	Noncompetition Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.*

(d)(8)	Consulting Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman.*

(g)	None.

(h)	None.

*	Previously filed.